

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 27, 2017

Daniel B. Silvers
Chief Executive Officer and Director
Leisure Acquisition Corp.
250 West 57th Street, Suite 2223
New York, NY 10107

     Re: Leisure Acquisition Corp.
              Draft Registration Statement on Form S-1
              Submitted October 3, 2017
              CIK No. 0001716947

Dear Mr. Silvers:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation.

Summary

Our Company, page 2

3.   Consider including an explanation of how the Company defines leisure-related businesses and/or examples of the types of companies that management views as operating under the umbrella of the "leisure-related" sector.

4.   Please revise to include more prominent disclosure cautioning potential investors against relying on assertions about Mr. Weil's and Mr. Silver's past performance, particularly with respect to Mr. Weil's involvement with two successor entities of blank check companies, as indicative of future performance of Leisure Acquisition Corp.

Our Sponsorship, page 5

5.   We note your statement that your management team has "significant experience in identifying businesses with opportunities to accelerate organic growth and/or add on attractive acquisition targets." Please briefly describe in more detail the background for this statement, including management's prior and/or current roles at Scientific Games, Inspired Entertainment, and the various investment banking, management consulting, and board service roles that you refer to.

6.   It appears certain of your directors, officers, and sponsors have been involved with other special purpose acquisition companies (SPACs). Disclose here and on page 79 the names of all such SPACs and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.

7.   We note your disclosure that Hydra Management and Matthews Lane Capital Partners have partnered together on "numerous efforts." Please describe in greater detail the history of that relationship and provide substantive examples of the prior ventures.

The Offering, page 10

8.   We note the redemption feature of the public warrants whereby the company may redeem the public warrants for common stock based upon the "fair market value" of the common stock. Please disclose here and in the description of the public warrants on page 117 the purpose and effect of this redemption feature and that this redemption feature differs from warrant redemption features used in other blank check offerings. Disclose when and why the company would redeem the public warrants in this manner. Explain how the "redemption price" will be determined. Provide an example to illustrate the operation of the redemption feature.

9.   We note that you have 27 months, including the three month extension period, within which to complete the initial business combination and that the extension period is applicable only if the Company has executed a letter of intent for a business combination within 24 months from the closing of this offering. Please disclose whether the Company may seek to amend its amended and restated certificate of incorporation to extend the date by which it must consummate a business combination should the Company require time beyond the 27 months.

Risk Factors

Our public stockholders may not be afforded an opportunity to vote on our proposed business combination, which means we may complete our initial business combination even though a majority of our public stockholders do not support such a combination, page 29

10.   We note your disclosure that there are certain circumstances which, if occurring, may not require you to seek stockholder approval of a future business combination. Please enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek stockholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking shareholder approval.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares, page 39

11.   Disclose here that due to the Company's intention to comply with the procedures set forth in Section 281(b) of the Delaware General Corporation Law, stockholders will not know at the time of dissolution the scope of potential claims against you.

Management

Conflicts of Interest, page 105

12.   We note your disclosure that your officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to your initial business combination. Discuss here and in the summary whether management expects to continue with the company following consummation of a business combination. Similarly, address how the company intends to balance the prospect of a given transaction and its merits with the possible expectation of management seeking to enter into employment contracts with a target.

13.   Please specifically address the other blank check offerings that management is currently involved in. Discuss in greater detail the risk of conflicts and competition between these entities and management, and state whether management will have procedures in place to resolve conflicts of interest.

14.   We note your disclosure that each of your officers and directors presently has "additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity." Please discuss in greater detail the nature of these obligations, the type of entities to which your officers or directors owe these fiduciary or contractual obligations, the number of such entities, and whether scenarios could arise whereby business opportunities may be provided to one of the other entities instead of to Leisure Acquisition Corp.

        You may contact Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Celeste M. Murphy for

                                Larry Spirgel
                                Assistant Director
                                AD Office 11 – Telecommunications